[GRAPHIC OMITTED] HORIZON LAW GROUP LLP
                                                    tffrench@horizonlawgroup.com


                                        July 17, 2006

VIA EDGAR AND FAX

Stephen G. Kirkorian
Branch Chief - Accounting
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


Re:      FreeStar Technology Corporation

         Form 10-KSB for June 30, 2005
         Forms 10-QSB for the fiscal quarters ended September 30, 2005,
                December 31, 2005 and March 31, 2006
         File No. 0-28749

Dear Mr. Kirkorian:

We are legal counsel to FreeStar Technology Corporation. This letter is a follow-up to the telephone conversation today between Tamara Tangen of your office and Eric Hopkins of FreeStar Technology Corporation regarding your letter of July 6, 2006. Your July 6, 2006 letter to the Company requested that the Company file its response within 10 business days, or inform you when it would provide a response. As discussed in the telephone conversation earlier today, the Company plans to file its response to your July 6 letter and the corresponding amendments to the above-referenced reports by July 24, 2006. Accordingly, the Company respectfully requests an extension of time until July 24, 2006 to allow the Company and its advisors to fully research and prepare complete and accurate responses to the comments.

We thank you in advance for your assistance in this matter and should you have any questions, please do not hesitate to call me at (949) 261-2500.


                          Sincerely,

                          /s/Thomas M. Ffrench
                          --------------------
                          Thomas M. Ffrench



cc: Ciaran Egan, FreeStar Technology Corporation